Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number +852-25147650	E-mail Address clin@stblaw.com

March 13, 2019

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qutoutiao Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”).

Please note that the financial, business and other disclosure in the Draft Registration Statement is based substantially on disclosure contained in the Registration Statement on Form F-1 of the Company (File No. 333-226913) (the “IPO Registration Statement”) that was fully reviewed by Folake Ayoola, Matthew Derby, Stephen Krikorian and Morgan Youngwood of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on September 13, 2018.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis in accordance with the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following September 13, 2018, the effective date of the IPO Registration Statement, and that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

*                *                 *

DANIEL FERTIG	ADAM C. FURBER	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
U.S. Securities and Exchange Commission	-2-	March 13, 2019

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Chief Financial Officer

      Qutoutiao Inc.

Daniel Fertig

      Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

      Wilson Sonsini Goodrich & Rosati

Sean Fu

      PricewaterhouseCoopers Zhong Tian LLP